UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
Report on Form 6-K for 22 September 2008
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____
Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____
Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Sasol’s repurchase programme reaches 6% mark

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
JSE Code: SOL
NYSE Code: SSL
("Sasol" or “the Company”)
SASOL’S REPURCHASE PROGRAMME REACHES 6% MARK
1.          INTRODUCTION
Shareholders are advised that, in accordance with the general authority granted by them at Sasol’s annual general meeting held on 30 November
2007, Sasol through its wholly-owned subsidiary, Sasol Investment
Company (Pty) Limited (“SIC”), purchased 6 ,01% of its own shares on the open market of the JSE Limited ("JSE") between 7 March 2007 and
18 September 2008.
2.          IMPLEMENTATION
As at 30 June 2008, 37 093 117 Sasol ordinary shares in aggregate had been repurchased, equivalent to approximately 5,88% of Sasol’s issued share capital on the date that the authority was given.

The repurchase programme was suspended during Sasol’s closed periods
(between 31 December 2007 and 25 March 2008 and between 30 June 2008 and
9 September 2008) but recommenced on 17 September 2008 on a day-to-day basis as market conditions allow ed. By close of trading on 18 September
2008, a further 800 000 Sasol ordinary shares had been repurchased. A total of 37 893 117 Sasol ordinary shares, equivalent to 6,01% of the issued share capital of Sasol on the date that the authority was given, have now been purchased by SIC.

Details of shares repurchased since commencement of the repurchase programme in March 2007 are as follows:-
Number of ordinary shares repurchased 37 893 117
Cost of ordinary shares repurchased R 11 233 million
Highest price paid per ordinary share
*
R 348,00
Lowest price paid per ordinary share
*
R 215,48
Average price paid per ordinary share
*
R 295,61
* - excluding costs
3.          EXTENT OF AUTHORITY OUTSTANDING
The extent of the authority outstanding is 25 142 078 ordinary shares, equivalent to 3,99% of the total issued ordinary share capital of Sasol on the date that the authority was granted. This authority is valid until the next annual general meeting scheduled for 28 November 2008.

4.          SOURCE OF FUNDS
Repurchases have been and will in future continue to be funded from available cash resources.
5.          DIRECTORS’ STATEMENT
The Directors have considered the effect of the repurchases and are of the opinion that:

5.1      the Company and the Group will be able in the ordinary course of business to pay their debts for the period of 12 months after the date of this announcement;
5.2      the assets of the Company and the Group will exceed liabilities for a period of 12 months after the date of this announcement, measured in accordance with the accounting policies used in the Company’s financial statements for the financial year ended 30 June 2008;
5.3      the share capital and reserves of the Company and the Group will be adequate for ordinary business purposes for the period of 12 months from the date of this announcement; and
5.4      the working capital of the Company and the Group will be adequate for ordinary business purposes for the period of 12 months from the date of this announcement.
The directors confirm that the repurchase programme was effected through the order book operated by the JSE trading system and without any prior understanding or arrangement between the Company and the respective counterparties.
6.          ILLUSTRATIVE FINANCIAL EFFECTS OF THE REPURCHASE
The directors of Sasol are responsible for the preparation of the unaudited pro-forma financial information, which has been included for the purposes of illustrating the effect of the repurchases on Sasol’s earnings, headline earnings, net asset value and net tangible asset value per share on the relevant reporting date. Due to their nature, the unaudited pro-forma financial effects may not be a fair reflection of
Sasol’s financial position after the implementation of the repurchases or of Sasol’s future earnings.
Before
1
After
2
Percentage
change (%)
Attributable earnings per share cents 3 649              3 731 2,3
Diluted earnings per share cents 3 601              3 679 2,2
Headline earnings per share cents 3 724              3 811 2,3
Diluted headline earnings per share
cents
3 675              3 757 2,3
Weighted average number of shares million              630,2             592,3 (6,0)
Diluted weighted average number of
shares million
638,7           600,8 (5,9)
Net asset value per share cents 13 876          12 871 (7,2)
Net tangible asset value per share cents 13 585          12 562 (7,5)

Total issued number of shares
(excluding all treasury shares) million
632,5                594,6 (6,0)
Notes and Assumptions:
1)        Restated unaudited pro-forma financial information illustrating the financial position of the Sasol Group as at 30 June 2008 and results of its operations for the year ended 30 June 2008, before the repurchase of any Sasol ordinary shares. The audited
financial position of the Sasol Group as at 30 June 2008 and the results of its operations for the year ended 30 June 2008 were adjusted to exclude the effects of the 37 093 117 Sasol ordinary shares repurchased (5,88% of the issued share capital of Sasol on the date that the authority was given) during the period from 7
March 2007 to 30 June 2008 in order to illustrate the effects of the repurchase of 37 893 117 Sasol ordinary shares (6.01% of the issued share capital of Sasol on the date that the authority was given).
2)        The pro-forma financial effects after the repurchase of
37 893 117 Sasol ordinary shares (6,01% of the issued share
capital of Sasol on the date that the authority was given)are calculated on the assumptions that:

a)        6,01% of the Sasol ordinary shares were repurchased on
1 July 2007 for purposes of calculating the income statement effects and on 30 June 2008 for purposes of calculating the
effects on the statement of financial position;
b)        the repurchases were financed by excess cash on hand and
interest was calculated at the average prevailing interest rate for the year ended 30 June 2008; and

c)       tax was calculated at a rate of 28%.
7.   STOCK EXCHANGE LISTING
The repurchased shares will remain listed on the JSE.

The repurchased shares are held by SIC as treasury shares, and therefore do not carry any voting rights. All the repurchased shares are held as a long-term investment.
22 September 2008
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited
Forward-looking statements: In this document we make certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results not yet determinable, relating, amongst other things, to exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. These are forward -
looking statements as defined in the United States Private Securities

Litigation Reform Act of 1995. Words such as “believe”, “anticipate”,
“intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavour” and “project”
and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties and, if one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from such forward-looking statements are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on
Form 20-F filed on 21 November 2007 and in other filings with the United
States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 September 2008
By:
/s/ N L Joubert
Name:    Nereus Louis Joubert
Title:      Company Secretary